Exhibit 12

MONSANTO COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES(1)(2)

(Dollars in millions)

	Three Months Ended Nov. 30, 2012	2012	2011	Year Ended Aug. 31, 2010	2009	2008
EARNINGS:
Income from Continuing Operations Before Income Taxes	$464	$2,988	$2,374	$1,490	$2,918	$2,926

Add:
Fixed charges	69	257	234	227	178	162
Dividends from affiliated companies	—	—	—	—	—	—
Equity affiliate expense (income) - net	1	(10)	(21)	(16)	(17)	(2)
Amortization of capitalized interest	4	15	15	14	13	16
Less:
Capitalized interest	(5)	(21)	(22)	(25)	(34)	(22)

Earnings available for fixed charges	$533	$3,229	$2,580	$1,690	$3,058	$3,080

FIXED CHARGES:
Interest expense(3)	$53	$191	$172	$167	$107	$110
Capitalized interest	5	21	22	25	34	22
Portion of rents representative of interest factor	11	45	40	35	37	30

Total Fixed Charges	$69	$257	$234	$227	$178	$162

Ratio of Earnings to Fixed Charges	7.72	12.56	11.03	7.44	17.18	19.01

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business have been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.